                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                            (Amendment No. _____ ) *

                            National Processing, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   637229 10 5
                             ----------------------
                                 (CUSIP Numbers)

                             David L. Zoeller, Esq.
                            National City Corporation
                             1900 East Ninth Street
                           Cleveland, Ohio 44114-3484
                                  216-575-2000

                                 With a copy to:

                             Dennis W. LaBarre, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                  216-586-3939
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   May 7, 1996
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

-----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 637229 10 5                                         13D
          -------------------------------------
----------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

              National City Corporation
              34-1111088

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a) [ ]
                                                                                              (b) [ ]
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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              WC

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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                                                 |_|

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     6        CITIZENSHIP OR PLACE  OF ORGANIZATION

              Delaware

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                                   7       SOLE VOTING POWER

                                           44,365,400

                             ------------------------------------------------------------------------------------------------------
         NUMBER OF                 8       SHARED VOTING POWER
           SHARES
        BENEFICIALLY                            0
          OWNED BY           ------------------------------------------------------------------------------------------------------
            EACH                   9       SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                        44,365,400
                             ------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                0

-----------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              44,365,400

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              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]
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    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              87.7%

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    14        TYPE OF REPORTING PERSON*

              CO, HC

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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D relates to the Common Stock, without par value (the "Common Stock"), of National Processing, Inc., an Ohio corporation (the "Company"). The principal offices of the Company are located at One Oxmoor Place, 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) This Schedule 13D is filed by National City Corporation, a Delaware corporation and a registered bank holding company under the Bank Holding Company Act of 1956, as amended ("National City"). National City's principal executive offices are located at 1900 East Ninth Street, Cleveland, Ohio 44114.

                  Pursuant to General Instruction "C" for Schedule 13D, the attached Annex 1 to this Schedule 13D sets forth certain information concerning the executive officers and directors of National City. The contents of Annex 1 are incorporated herein by reference.

                  (d) During the last five years, neither National City nor, to the best of National City's knowledge, any of the executive officers or directors of National City has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither National City nor, to the best of National City's knowledge, any of the executive officers or directors of National City has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the individuals identified in this Item 2 are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate amount of funds required by National City to purchase 1,265,400 shares of Common Stock was $11,505,225. All funds used by National City to purchase the Common Stock were obtained from the working capital of National City, and no part of the purchase price for the Common Stock consisted of borrowed funds.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Prior to the Company's initial public offering of 7,475,000 shares of its Common Stock on August 14, 1996, the Company was a wholly-owned subsidiary of National City. Following consummation of the initial public offering, National City continued to own directly 43,100,000 shares of the Company's Common Stock, or approximately 85.2% of the outstanding Common Stock.

                  On May 2, 1997, National City announced its intent to acquire up to 2,000,000 additional shares of the Company's Common Stock in open market transactions in accordance with applicable federal and state laws and regulations. A copy of National City's press release announcing its intent to purchase the Common Stock is filed as an exhibit hereto and incorporated herein by reference. As set forth in Item 5(c), on May 7, 1997, National City purchased 1,114,200 shares of Common Stock at a price of $9.125 per share, and on May 8, 1997, National City purchased 151,200 shares of Common Stock at a price of $8.850 per share.

                  National City announced its stock purchase program and purchased the Common Stock for general investment purposes and intends to review continuously its equity position in the Company. In an effort to partially offset the negative effects of margin pressure in its merchant card services business, the Company has announced its intent to implement overhead reductions at the corporate and business line levels. National City intends to monitor these efforts, and, depending upon its future evaluations of the business prospects of the

Company and upon other developments, including, without limitation, general economic and business conditions and money market and stock market conditions, National City may determine to increase or decrease its equity interest in the Company by acquiring additional shares of Common Stock or by disposing of all or a portion of its holdings of Common Stock, subject to any applicable legal or other restrictions on its ability to do so.

                  Except as set forth herein, National City does not have any plans or proposals which would relate to or result in:

                  (a) The acquisition of additional securities of the Company (in excess of National City's announced intent to acquire up to 2,000,000 shares of Common Stock), or the disposition of securities of the Company;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Company (except for the Company's previously-announced efforts to reduce overhead costs), including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure (except for the Company's previously-announced efforts to reduce overhead costs);

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

                  (j)      Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) - (b) At the date hereof, National City has the sole power to vote and dispose of 44,365,400 shares of Common Stock. The Common Stock held by National City represents approximately 87.7% of the 50,575,000 shares of Common Stock outstanding as of May 12, 1997, based on the number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997.

                  As of the date hereof, to the best of National City's knowledge, set forth below is information concerning the ownership of Common Stock by the individuals identified in Item 2:

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
                                               Number of Shares Held
                                               With Sole Voting and
       Name                                     Dispositive Power
       ----                                     -----------------

David A. Daberko                                        12,000
William R. Robertson                                     5,000
Vincent A. DiGirolamo                                    3,030
James R. Bell III                                        3,030
Gary A. Glaser                                           1,000
Thomas W. Golonski                                       1,000
Jon L. Gorney                                              300
J. Christopher Graffeo                                   5,000
Jeffrey D. Kelly                                         1,000
William E. MacDonald III                                 2,000
Robert G. Siefers                                       10,000
Harold B. Todd, Jr.                                        250
Thomas A. Richlovsky                                     1,000
Sandra H. Austin                                         1,212
Charles H. Bowman                                          200
Edward B. Brandon                                        8,000
Duane E. Collins                                         2,500
Daniel E. Evans                                          1,000
Otto N. Frenzel III                                      1,000
Bernadine P. Healy                                         750
Joseph H. Lemieux                                        1,000
W. Bruce Lunsford                                        7,000
Robert A. Paul                                          20,000
William F. Roemer                                        2,000
Stephen A. Stitle                                        1,000
Morry Weiss                                             10,000
                                                       -------

                  TOTAL                                100,272

                  To the best of National City's knowledge, the aggregate shares of Common Stock owned by the individuals identified in Item 2 represents less than 1% of the outstanding Common Stock and 1.6% of the outstanding Common Stock held by persons other than National City. Except as set forth herein, to the best of National City's knowledge, none of the individuals identified in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Common Stock.

                  (c) On May 7, 1997, National City purchased 1,114,200 shares of Common Stock at a price of $9.125 per share, and on May 8, 1997, National City purchased 151,200 shares of Common Stock at a price of $8.850 per share, all by means of placing orders for the purchase of such shares with a registered broker on the New York Stock Exchange.

                  To the best of National City's knowledge, the individuals identified in Item 2 have effected the following transactions in shares of Common Stock during the past 60 days. On May 7, 1997, Robert A. Paul purchased 10,000 shares of Common Stock at a price of $9.125 per share. On May 9, 1997, David A. Daberko purchased 5,490 shares of Common Stock at a price of $8.50 per share, and Thomas A. Richlovsky purchased 800 shares of Common Stock at a price of $8.50 per share. All such transactions were executed by means of placing orders for the purchase of such shares with a registered broker on the New York Stock Exchange.

                  National City anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. There are no agreements, understandings or arrangements between National City and any of its executive officers or directors with respect to the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

                  Except as set forth herein, no transactions in shares of Common Stock were effected during the past 60 days by National City, or to the best of National City's knowledge, by any of the individuals identified in Item 2.

                  (d) Except as stated herein, to the best of National City's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  On July 16, 1996, in connection with the Company's initial public offering of its Common Stock, the Company and National City entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, National City has the right to require the Company to use its best efforts to register under the Securities Act of 1933, as amended, and the securities or blue sky laws of any jurisdiction designated by National City, all or a portion of the issued and outstanding Common Stock held by National City for sale in accordance with National City's intended method of disposition thereof. Such demand rights are subject to the condition that the Company cannot be required to effect more than two demand registrations. National City also has the right to participate, or "piggy-back," in equity offerings initiated by the Company, subject to a reduction of the size of such offerings on the advice of the managing underwriter. National City's rights under the Registration Rights Agreement are fully assignable. Under the Registration Rights Agreement, certain costs incurred in connection with the registrations are allocated between National City and the Company, and the Company has agreed to indemnify National City against certain claims. The foregoing is a brief description of the Registration Rights Agreement and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference.

                  Except as set forth herein, and other than National City's internal policies requiring that all trading in securities by National City's employees and agents comply with federal and state securities laws and other applicable legal and contractual restrictions, to the best of National City's knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons identified in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the Company's securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 --   Press Release of National City, dated May 2, 1997

Exhibit 99.2 --   Registration Rights Agreement, dated as of July 16, 1996,
                  between the Company and National City

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 16, 1997                     NATIONAL CITY CORPORATION


                                        By:     /s/ Thomas A. Richlovsky
                                             -----------------------------------
                                        Name:  Thomas A. Richlovsky
                                        Title: Senior Vice President & Treasurer

                                     Annex 1
                                     -------

                  Set forth below are the names, titles and present principal occupations for each of the executive officers and directors of National City. The business address for each of the following individuals is 1900 East Ninth Street, Cleveland, Ohio 44114.

Name                                Title                                        Present Principal Occupation
----                                -----                                        ----------------------------

David A. Daberko                    Chairman of the Board and Chief              Chairman of the Board and Chief
                                    Executive Officer                            Executive Officer of National City

William R. Robertson                President                                    President of National City

Vincent A. DiGirolamo               Vice Chairman                                Vice Chairman of National City

James R. Bell III                   Executive Vice President, Kentucky           President and Chief Executive Officer,
                                    Banking                                      National City Bank of Kentucky

Gary A. Glaser                      Executive Vice President, Columbus           President and Chief Executive Officer,
                                    Banking                                      National City Bank of Columbus

Thomas W. Golonski                  Executive Vice President,                    President and Chief Executive Officer,
                                    Pennsylvania Banking                         National City Bank of Pennsylvania

Jon L. Gorney                       Executive Vice President,                    Executive Vice President, Information
                                    Information Services & Operations            Services & Operations of National
                                                                                 City

Christopher Graffeo                 Executive Vice President, Indiana            President and Chief Executive Officer,
                                    Banking                                      National City Bank of Indiana

Jeffrey D. Kelly                    Executive Vice President,                    Executive Vice President, Investments
                                    Investments                                  of National City

William E. MacDonald III            Executive Vice President, Cleveland          President and Chief Executive Officer,
                                    Banking                                      National City Bank

Robert J. Ondercik                  Executive Vice President, Credit             Executive Vice President, Credit
                                    Administration                               Administration of National City

Robert G. Siefers                   Executive Vice President, Chief              Executive Vice President and Chief
                                    Financial Officer                            Financial Officer of National City

Harold B. Todd, Jr.                 Executive Vice President,                    Executive Vice President, Institutional
                                    Institutional Trust & Investment             Trust & Investment Services of
                                    Services                                     National City

James P. Gulick                     Senior Vice President, General               Senior Vice President, General
                                    Auditor                                      Auditor of National City

Thomas A. Richlovsky                Senior Vice President, Treasurer             Senior Vice President, Treasurer of
                                                                                 National City

David L. Zoeller                    Senior Vice President, General               Senior Vice President, General
                                    Counsel & Secretary                          Counsel & Secretary of National City

Sandra Harden Austin                Director                                     Retired President, Physician Services
                                                                                 of Caremark International

Name                                Title                                        Present Principal Occupation
----                                -----                                        ----------------------------

Charles H. Bowman                   Director                                     Retired Chairman and Chief
                                                                                 Executive Officer of BP America Inc.

Edward B. Brandon                   Director                                     Retired Chairman of the Board of
                                                                                 Directors of National City

John G. Breen                       Director                                     Chairman of the Board of Directors
                                                                                 and Chief Executive Officer of The
                                                                                 Sherwin-Williams Company

James S. Broadhurst                 Director                                     Chairman and Chief Executive Officer
                                                                                 of Eat'n Park Restaurants

Duane E. Collins                    Director                                     President and Chief Executive Officer
                                                                                 of Parker Hannifin Corporation

Daniel E. Evans                     Director                                     Chairman of the Board of Directors
                                                                                 and Chief Executive Officer of Bob
                                                                                 Evans Farms, Inc.

Otto N. Frenzel III                 Director                                     Retired Chairman of National City
                                                                                 Bank of Indiana

Bernadine P. Healy, M.D.            Director                                     Professor of Medicine and Dean of
                                                                                 Ohio State University College of
                                                                                 Medicine

Joseph H. Lemieux                   Director                                     Chairman and Chief Executive Officer
                                                                                 of Owens-Illinois, Inc.

W. Bruce Lunsford                   Director                                     Chairman of the Board of Directors,
                                                                                 President and Chief Executive Officer
                                                                                 of Vendor, Inc.

Robert A. Paul                      Director                                     President and Chief Executive Officer
                                                                                 of Ampco-Pittsburgh Corporation

William F. Roemer                   Director                                     Retired Chairman of the Board of
                                                                                 Directors and Chief Executive Officer
                                                                                 of Integra Financial Corporation

Michael A. Schuler                  Director                                     Chairman of the Board of Directors,
                                                                                 President and Chief Executive Officer
                                                                                 of Zippo Manufacturing Company

Stephen A. Stitle                   Director                                     Chairman of the Board of National
                                                                                 City Bank of Indiana

Morry Weiss                         Director                                     Chairman of the Board of Directors
                                                                                 and Chief Executive Officer of
                                                                                 American Greetings Corporation